T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com
March 10, 2021

VIA EDGAR

Jim Lopez
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC
Form 1-A Post Qualification Amendment
Filed February 23, 2021
File No. 024-11074

Dear Mr. Lopez:

This letter is submitted on behalf of GK Investment Property Holdings II, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated March 5, 2021 with respect to the Issuer’s Form 1-A Post Qualification Amendment (File No. 024-11074) filed with the Commission on February 23, 2021 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

Certain Relationships and Related Transactions, page 59

1.
We note your revised disclosure on page 59 and response to comment 1. Please revise to disclose how the Chief Executive Officer's preferred interests would impact investor returns. For example, please include an illustration of assumed returns from RF Grocery with a clear, quantified explanation of the distribution of returns to the CEO compared to the issuer. Please also include an explanation of any minimum returns before ordinary members are paid and clearer disclosure of the extent to which the CEO has "the right to direct the manager of RF Grocery to distribute" cash to the CEO that would otherwise go to ordinary members. Please include risk factor disclosure.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 14, 24 and 59 of the Second Amendment. The Issuer respectfully believes the revised language on these pages clarifies and quantifies the terms of and return on the preferred equity investment in RF Grocery that was redeemed in full in December 2020.

The Issuer respectfully believes that the information contained herein is responsive to the Staff’s comment. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Rhys James
Thomas Rhys James

cc:
Joe Cook (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
C. Clark Warthen, Esq. (via electronic mail)

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